SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

29 October, 2003

TELIASONERA AB

(Translation of registrant’s name into English)

Markackagatan 11 S-123 86 Farsta, Sweden
(Address of principal executive offices)

0-30340

(Commision File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 October, 2003	TELIASONERA AB

	By:	/s/ Jan Henrik Ahrnell Vice President and Legal Counsel

TeliaSonera January-September 2003 — Pro Forma 1)

Record free cash flow through strong earnings and lower CAPEX

•	Net sales for the nine-month period increased 1 percent to SEK 60,718 million (60,034).

•	Net income for the nine-month period improved to SEK 4,836 million (-35,898) and earnings per share to SEK 1.03 (-7.68).

•	Profit improvements across the Group during the nine-month period generated improved operating income of SEK 9,531 million (-46,004). Excluding non-recurring items2), operating income improved to SEK 11,274 million (3,842).

•	Free cash flow for the nine-month period increased to SEK 14,190 million (5,862).

•	Third quarter EBITDA margin excluding non-recurring items increased to 39 percent (34).

•	Synergies ahead of schedule. Decisions taken in 2003 are expected to yield annual cost savings of SEK 1,302 million and annual investment savings of SEK 321 million at the end of 2005.

Key Figures

In millions, except	Jul-Sep	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep
percentages and per	2003	2003	2002	2003	2002
share data	SEK	EUR 3)	SEK	SEK	SEK

Net sales	20,094	2,239	20,102	60,718	60,034
EBITDA excl non-recurring items	7,915	882	6,889	23,547	19,102
Margin (%)	39.4	39.4	34.3	38.8	31.8
Income from associated companies	326	36	-2,731	-344	-33,407
Operating income	3,560	397	-12,655	9,531	-46,004
Operating income excl. non-recurring items	4,084	455	1,032	11,274	3,842
Income after financial items	3,260	363	-13,126	9,019	-46,711
Net income	1,735	193	-12,266	4,836	-35,898
Earnings/loss per share	0.37	0.04	-2.62	1.03	-7.68
CAPEX	1,889	210	2,788	5,624	8,350
Free cash flow	5,138	572	3,617	14,190	5,862
Legal 4)
Net sales	20,094	2,239	14,496	61,371	42,727
Net income	1,735	193	-10,118	6,245	-9,961
Earnings/loss per share	0.37	0.04	-3.37	1.34	-3.32

1) Pro forma presentation as if the merger of Telia and Sonera had taken place on January 1, 2002 and excluding Telia’s Finnish mobile operations and Swedish cable TV operations.

2) Non-recurring items, see table on page 27.

3) Convenience translation only, conversion rate SEK 1 = EUR 0.111433.

4) Including Sonera operations and the new Baltic subsidiaries since December 3, 2002 and Telia’s Finnish mobile operations and Swedish cable TV operations through May 31, 2003.

Comments from Anders Igel, President and CEO

“Compared with last year, we have posted a very strong earnings improvement. At the same time, we have merged Telia and Sonera. Based on our strong position, we have now together with a large number of managers and employees developed and agreed upon a new and common direction for TeliaSonera. This direction, which is built on the view that increased simplicity and service for customers are the drivers behind long-term growth, shows the way for transforming TeliaSonera into a genuine service company.”

Outlook

Net sales for the second half of 2003 are expected to be in line with the second half of 2002.

CAPEX is expected to be lower than 12 percent of sales for the full year.

Operating income excluding non-recurring items for the second half-year of 2003 is expected to be in line with the level of the first half-year.

Third Quarter Review of the Group

Strong earnings growth

Net sales were on a par with sales in the same quarter the preceding year, SEK 20,094 million (20,102). Disregarding exchange rate fluctuations, net sales increased 2 percent.

Sales for mobile communications surged in Denmark, Norway, the Baltic countries and Eurasia. Mobile growth was more moderate in Sweden, while mobile sales dropped somewhat in Finland.

Sales for Internet and broadband increased across all markets while fixed voice sales generally dropped. Group net sales were negatively affected by the phase-out of operations within International Carrier.

In addition, the mobile operators in Turkey and Russia that are not consolidated showed continued strong growth in the third quarter.

Earnings showed substantial improvements across the operations. Operating income increased to SEK 3,560 million (-12,655). Earnings were affected by non-recurring items. Excluding non-recurring items, operating income increased to SEK 4,084 million (1,032).

EBITDA (operating income before depreciation, amortization and write-downs and before income from associated companies) improved to SEK 7,572 million (2,913). Exchange rate fluctuations had a negative impact of 2 percent.

EBITDA excluding non-recurring items increased to SEK 7,915 million (6,889) and the margin strengthened to 39.4 percent (34.3).

Financial items totaled SEK -300 million (-471), of which capital losses and write-downs in Holding comprised SEK -31 million (-65).

Net income increased to SEK 1,735 million (-12,266) and earnings per share increased to SEK 0.37 (-2.62).

CAPEX declined to SEK 1,889 million (2,788).

Strong free cash flow

Improved EBITDA and low CAPEX generated strong free cash flow of SEK 5,138 million (572). Disbursements from restructuring reserves affected free cash flow by SEK —416 million. Reserves for future disbursements as per September 30, 2003 totaled SEK 4,244 million.

The strong cash flow in the third quarter enabled the Group to reduce net debt by SEK 6,621 million to SEK 21,964 million. The equity/assets ratio increased from 54.7 to 56.7 percent.

Strong customer growth with good margins

Over the last 12 months, TeliaSonera had strong customer growth combined with good margin development.

At the end of the third quarter, TeliaSonera had 11.6 million mobile customers in the consolidated companies and 23 million in associated companies, which represents an annual growth of 13 and 39 percent, respectively.

The increase in the number of Internet customers mostly compensated for the customer decline within fixed voice.

Further synergy initiatives

During the third quarter, further initiatives to win merger synergies were taken within IT systems and infrastructure, purchasing and other areas.

Synergy savings from decisions to date

	Full run rate annual
SEK million	effect (by 2005)	Effect in 2003

OPEX
Product and service development	349	120
IT systems and infrastructure	96	45
Purchasing	261	233
Network operations	451	184
Corporate functions	145	145

Total	1,302	727

CAPEX
Product and service development	13	40
IT systems and infrastructure	26	32
Purchasing	269	331
Network operations	13	40

Total	321	443

Within network operations, additional synergy gains were realized, attributable to the integration of the carrier operations previously run separately by Telia and Sonera. Overlapping operations are being phased out and the traffic moved over to the wholly owned network.

Parts of Sonera’s operations in the United Kingdom, the United States, Sweden and Germany are closed down.

The redundancy stated in Sweden and Finland includes 110 employees within product and service development where duplicate functions were eliminated.

The initiatives taken in 2003 are expected to yield annual cost savings of SEK 1,302 million and annual investment savings of SEK 321 million at the end of 2005. For the nine-month period, cost savings totaled SEK 427 million and investment savings SEK 340 million.

Total one-off expenses for the implementation of initiatives to date are estimated at approximately SEK 727 million, of which SEK 451 million was posted during the nine-month period.

Simplicity and service to drive long-term growth

TeliaSonera has involved large parts of the company in the development of the TeliaSonera Vision 2010, a set of shared values and a revision of the Business Concept. Simplicity and service will be the two leading concepts for TeliaSonera in the future and are regarded as the drivers behind long-term growth. Simplicity in all its aspects is seen as the single most important element in order for customers to start using new services more frequently. TeliaSonera aims at having the best-served customers and easy-to-use services by increasing simplicity in all aspects of operations.

TeliaSonera will be transformed into a genuine service company. Benchmarking for service will not only be traditional competing operators, but important players in the European service industry.

The Vision 2010 signifies a now integrated TeliaSonera. Efficiency measures and synergy realization will continue, and the joint operation now has a common direction in which to move.

Review of Profit Centers

Strong margin in Sweden despite reduced sales in fixed communications

In Sweden, net sales fell 3 percent to SEK 10,410 million compared with the same quarter last year due to decreased traffic volume within fixed voice. TeliaSonera defended its leading market position within mobile communications. Competition in fixed communications and broadband continued to be strong.

Streamlining and synergies from the merger contributed to improved earnings despite reduced sales. Operating income excluding non-recurring items increased 9 percent to SEK 2,987 million. EBITDA excluding non-recurring items increased to SEK 4,504 million (4,473) and the margin rose to 43.3 percent.

SEK 79 million (494) was invested in mobile communications and SEK 509 million (426) in fixed communications, including broadband and mobile-supporting CAPEX.

SEK million, except	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep
percentages	2003	2002	2003	2002

Net sales	10,410	10,737	31,607	32,193
of which external	10,208	10,376	30,841	31,155
EBITDA	4,508	4,302	13,279	10,802
EBITDA excl. non-recurring items	4,504	4,473	13,649	11,658
Margin (%)	43.3	41.7	43.2	36.2
Operating income	2,991	2,555	8,608	5,553
Operating income excl non-recurring items	2,987	2,735	8,978	6,558
CAPEX	588	920	1,883	3,290

The redundancy program was concluded according to plan during the quarter. The full effect will be seen in the first quarter of 2004.

Customer segments

The marketing activities within the consumer segment were intensified during the quarter. Special offers were launched for those who choose more than one telecommunications service from TeliaSonera. Telia Kom Igång was launched to simplify services for broadband customers by offering assistance for broadband installation.

A new distribution channel for mobile communications was introduced. Mobile communications services are now sold along with fashion apparel in Stockholm.

Marketing efforts so far have been received positively although it is too early to have a firm opinion on the effects over time.

Within the business segment increased marketing efforts with targeted personal sales launched early 2003 yielded results. TeliaSonera’s position in fixed communications was thereby maintained within the segment and the position in mobile was strengthened.

Several contracts were signed within the large corporate segment, including an agreement with the Swedish agricultural cooperatives for the delivery and support of WAN communications connecting 350 locations.

Broadband network construction agreements were signed with four additional municipalities.

Mobile communications

External net sales rose 3 percent to SEK 2,913 million, mainly due to customer growth. EBITDA excluding non-recurring items improved to SEK 1,497 million (1,444), but the margin dropped to 45.5 percent (46.7).

The number of mobile customers rose by 75,000 to 3,762,000. Annual customer growth was 222,000.

Churn (calculated on an annual basis) increased from 10 to 12 percent compared with the second quarter.

The number of customers with GPRS service increased by 55,000 to 150,000.

Customers via service providers increased by 6,000 to 117,000.

The number of SMS messages sent per customer and month climbed to 20 (13).

Average traffic volume per customer and month (MoU) decreased to 134 minutes (135) and ARPU dropped to SEK 290 (293) due to a larger share of prepaid card customers.

During the quarter, additional testing was performed on the technical functionality of the Swedish UMTS network, which is jointly owned by TeliaSonera and Tele2. Svenska UMTS-nät AB has invested SEK 943 million in the network to date. The total loan facility was reduced from SEK 11,000 million to SEK 7,000 million in September.

On October 1, the interconnect fee was further reduced from SEK 0.88 SEK to SEK 0.82 per minute.

Fixed communications

External net sales fell 3 percent to SEK 7,295 million. Voice sales decreased 6 percent to SEK 4,920 million while sales of Internet and data services climbed 4 percent to SEK 1,978 million.

The margin increased to 42.2 percent (39.6). Reduced sales resulted in EBITDA excluding non-recurring items at approximately the same level as the comparative quarter, SEK 3,007 million (3,029).

The number of customers with broadband access increased by 15,000 to 380,000 and the number of customers with dial-up Internet access increased by 15,000 to 805,000. Annual customer growth was 98,000 and 69,000, respectively.

The number of fixed voice subscriptions fell by 26,000 to 5,483,000. Annual customer decrease was 111,000.

On October 24, TeliaSonera reduced its price to end customers for evening and weekend calls from TeliaSonera’s fixed network to mobile phones connected to Tele2’s and Vodafone’s mobile network.

Fierce competition in Finland following mobile number portability

Third-quarter net sales and earnings were affected by the strong growth in mobile usage. Sales and earnings were negatively affected by mobile price reductions of close to SEK 200 million and accounting adjustments of SEK 143 million. The adjustments are mainly attributable to incorrect accrued revenues from prepaid cards in past years.

Excluding the adjustments, net sales increased approximately 1 percent and earnings improved compared with the third quarter of 2002.

CAPEX decreased to SEK 458 million (505). SEK 231 million (214) was invested in mobile communications and SEK 227 million (291) in fixed communications.

SEK million, except	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep
percentages	2003	2002	2003	2002

Net sales	4,306	4,419	13,042	13,078
of which external	4,203	4,364	12,800	12,913
EBITDA	1,673	1,778	5,170	5,498
EBITDA excl. non-recurring items	1,673	1,798	5,185	5,307
Margin (%)	38.9	40.7	39.8	40.6
Operating income	497	532	1,667	1,895
Operating income excl non-recurring items	497	552	1,682	1,704
CAPEX	458	505	1,449	1,401

Customer segments

The implementation of mobile number portability on July 25 led to intense activity on the Finnish mobile market, leading mobile operators to launch a wide range of special offers, including fee-free airtime and tie-in offers.

Of Finland’s total 4.5 million mobile customers, approximately 155,000 took advantage of the opportunity to switch operators while retaining their mobile phone numbers. During the third quarter, the number of TeliaSonera mobile customers decreased by 30,000. The number of subscriptions declined in the consumer segment, but subscription growth was positive in the business segments.

To meet increased competition in the consumer segment, a single-rate domestic and SMS subscription, Sonera One, was launched in the beginning of October.

In order to accelerate offering high-speed mobile data services, a decision was made to introduce EDGE in the GSM system starting in the Helsinki metropolitan area. Efforts to build and test UMTS will continue.

TeliaSonera’s position in fixed communications in southwestern Finland, the country’s third largest telecom market, was strengthened through the increase of the shareholding in Auria Group from 29 to 40 percent. On October 1, the shareholding was increased to 55 percent. The plan is to acquire the remaining shares by tender offer in cash.

Within the business segment, targeted sales campaigns have been carried out with positive response. The integration of Auria’s sales force into TeliaSonera’s sales model has started in order to improve customer service.

A new voice over IP service aimed at large companies was launched. At the same time, the Puhekaista consumer VoIP service was re-launched. This service enables TeliaSonera’s broadband customers to use Internet for voice services.

A customized concept, Sonera Broadband, for rural areas and for municipalities was developed, and new contracts were signed with ten municipalities.

During the third quarter, agreements were signed for delivering various communications solutions to several major companies, including Stora Enso, Lindström Oy and Rautaruukki Oyj.

Within mobile communications, agreements were signed with two additional service providers.

Mobile communications

Mobile communications external net sales decreased 7 percent to SEK 2,615 million and EBITDA decreased to SEK 1,299 million (1,496). The margin fell to 49 percent (53). Excluding the accruals adjustment, sales decreased 2 percent due to price erosion and customer loss, EBITDA declined to SEK 1,442 million and the margin to 52 percent.

Churn was high, 21.8 percent compared with the second quarter, 10.2. The number of mobile customers fell by 30,000 to 2,441,000. Annual customer decrease was 60,000.

The number of customers via service providers climbed by 37,000 to 95,000 and TeliaSonera’s service providers strengthened their market positions during the quarter.

The number of customers with GPRS service climbed by 93,000 to 305,000.

The number of SMS messages sent per customer and month remained constant (27).

Outgoing traffic per customer and month rose to 163 minutes (153), but ARPU declined to EUR 37.7 (40.3). Excluding the adjustment of accruals, ARPU remained at approximately the same level as the comparative quarter.

Fixed communications

External net sales for fixed communications totaled SEK 1,588 million (1,559). Fixed voice sales decreased 2 percent to SEK 646 million, while sales for Internet and data services climbed 3 percent to SEK 619 million due to strong demand for broadband access.

EBITDA increased to SEK 374 million (302) and the margin to 22 percent (19) due to increased sales and cost efficiency efforts.

The number of fixed voice subscriptions fell by 9,000 to 477,000. Annual subscription decrease was 33,000.

The number of broadband customers increased by 16,000 to 119,000, of which 105,000 are consumers. Annual customer growth was 51,000.

The number of customers with dial-up Internet declined by 7,000 to 155,000 in the third quarter.

Continued positive trend in Norway

TeliaSonera further strengthened its position in the Norwegian market during the third quarter. Continued strong customer growth increased net sales by 4 percent despite price cuts on interconnect traffic and SMS. In local currency, the increase was 14 percent.

EBITDA was in line with the comparable quarter and the margin fell somewhat due to price reductions. In local currency, EBITDA increased 12 percent.

SEK million, except	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep
percentages	2003	2002	2003	2002

Net sales	1,546	1,481	4,622	4,045
of which external	1,524	1,484	4,562	3,997
EBITDA	622	629	1,949	1,640
EBITDA excl. non-recurring items	622	629	1,949	1,640
Margin (%)	40.2	42.5	42.2	40.5
Operating income	128	37	383	30
Operating income excl non-recurring items	128	37	412	30
CAPEX	128	308	479	736

Operating income improved, primarily due to lower depreciation subsequent to exchange rate effects.

The average traffic volume per customer and month was 170 minutes (164). ARPU fell to NOK 368 (377) due to price cuts.

The number of customers rose by 9,000 to 1,190,000. Annual customer growth was 168,000.

The number of customers via service providers increased by 4,000 to 89,000.

The number of SMS messages sent per customer and month rose to 76 (65).

The interconnect fee for termination in NetCom’s network was reduced on July 1 from NOK 1.11 to NOK 1.01. The price will be reduced again in January 2004 to NOK 0.91.

The extensive use of SMS serves as a good platform for launching MMS services. MMS was launched at the end of 2002. At the end of August 2003, NetCom surpassed 100,000 registered MMS users. 1,550,000 MMS were sent in September. The service remains free of charge, but starting on December 1, a fee of NOK 2.50 will be implemented for each MMS sent.

Strong earnings improvement in Denmark

In Denmark, earnings showed substantial improvement, attributable to a strong trend in all operations. In the third quarter, Danish operations reported a positive EBITDA of SEK 19 (-540) million.

SEK million, except	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep
percentages	2003	2002	2003	2002

Net sales	835	741	2,242	2,158
of which external	809	651	2,176	1,945
EBITDA	19	-825	-53	-1,103
EBITDA excl. non-recurring items	19	-540	-53	-814
Margin (%)	2.3	-72.9	-2.4	-37.7
Operating income	-126	-3,930	-526	-4,624
Operating income excl non-recurring items	-126	-858	-526	-1,549
CAPEX	91	227	234	762

Of CAPEX, SEK 50 (185) million referred to mobile communications and SEK 41 (42) million to fixed communications.

Mobile communications

Robust customer growth increased external net sales by 37 percent to SEK 343 million despite increased price pressure and EBITDA improved to SEK -37 million (-119).

The number of customers rose by 20,000 to 504,000. Annual customer growth was 55,000.

The average traffic volume per customer and month increased to 131 minutes (107) and ARPU climbed to DKK 238 (189).

The number of SMS messages sent per customer and month increased to 231 (45). The new subscription TeliaXpress includes free SMS, which contributed to the robust increase in SMS usage during the quarter.

Fixed communications

External net sales for fixed communications (excluding Stofa) increased to SEK 306 million (257). The restructuring of the fixed operations had a positive effect on earnings and EBITDA excluding non-recurring items improved to SEK 2 million (-446).

During the third quarter, SEK 42 million of the restructuring reserve was disbursed. The reserve totaled SEK 342 million on September 30, 2003. Up to 10 percent of the reserve is expected to be utilized during the fourth quarter and the remaining part (leasing contracts) during the next three-year period.

In Stofa, external net sales rose 10 percent to SEK 160 million due to customer growth and increased usage. EBITDA improved to SEK 54 million (25). The number of television customers increased by 1,000 to 192,000 and the number of customers with broadband access climbed by 5,000 to 96,000 during the quarter.

Baltic Countries

SEK million, except	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep
percentages	2003	2002	2003	2002

Net sales	1,516	1,550	4,399	4,521
of which external	1,501	1,548	4,354	4,513
EBITDA	755	794	2,190	2,316
EBITDA excl. non-recurring items	805	794	2,240	2,316
Margin (%)	53.1	51.2	50.9	51.2
Income from associated companies	156	75	274	274
Operating income	277	325	759	953
Operating income excl non-recurring items	437	325	919	953
CAPEX	159	501	534	1,246

Strong mobile growth in Lithuania

The mobile operator Omnitel increased its net sales 13 percent to SEK 543 million. Increased sales improved EBITDA excluding non-recurring items to SEK 234 million (201) and strengthened the margin to 43 percent (42). Operating income increased to SEK 96 million (72).

The number of customers increased by 60,000 to 965,000. Annual customer growth was 206,000.

The number of SMS messages sent per customer and month declined to 29 (30).

On August 26, TeliaSonera signed an agreement to acquire Motorola’s 35-percent shareholding in Omnitel at a price of USD 117 million. The acquisition requires the approval of the Lithuanian Competition Council. If completed, the transaction will increase TeliaSonera’s shareholding in Omnitel from 55 to 90 percent.

The fixed network operator Lietuvos Telekomas reported an 18 percent drop in net sales to SEK 523 million. Fixed voice sales decreased by 25 percent to SEK 393 million due to price cuts and tough competition from the mobile sector. However, Internet and data services sales climbed 12 percent to SEK 88 million due to increased demand for broadband.

Lower sales reduced EBITDA to SEK 266 million (350) and the margin fell to 51 percent (55).

Operating income includes non-recurring items of SEK 160 million for impairment charges (real estate, network capacity and equipment) and redundancies. Excluding non-recurring items, operating income fell to SEK 23 million (47).

The number of fixed voice subscriptions fell by 23,000 to 836,000. Annual customer decrease was 159,000.

The number of customers with ADSL rose by 3,000 to 18,000. Annual customer growth was 10,000.

Strong mobile growth and good earnings in fixed operations in Latvia

The mobile operator Latvijas Mobilais Telefons (LMT) increased its net sales by 4 percent to SEK 487 million, due to customer growth. In local currency, the increase was 14 percent.

EBITDA climbed to SEK 257 million (246) and the margin improved to 53 percent (52). In local currency, EBITDA increased 15 percent.

Operating income improved to SEK 166 million (137).

The number of customers climbed by 16,000 to 507,000. Annual customer growth was 81,000.

To meet increased competition following the deregulation of the Latvian market the fixed network operator Lattelekom (associated company) has successfully carried out extensive cost cutting programs. Lattelekom showed slightly decreased sales but increased earnings.

Share of net income increased to SEK 44 million (-17). After amortization of goodwill and fair value adjustments, income from Lattelekom increased to SEK 67 million (16).

Good performance in Estonia

The mobile operator EMT (associated company) reported increased net sales and earnings. Share of net income increased to SEK 77 million (72). After amortization of goodwill and fair value adjustments, income from EMT increased to SEK 55 million (50).

During the quarter, EMT and two other operators were granted licenses for UMTS in Estonia.

The fixed network operator Elion Enterprises (associated company) reported increased net sales and earnings. Share of net income increased to SEK 43 million (20). After amortization of goodwill and fair value adjustments, income from Elion increased to SEK 32 million (8).

2 million subscriber mark surpassed in Eurasia

Fintur (consolidated as of September 2002) reported strong net sales and earnings growth. In local currency, sales rose 42 percent and EBITDA improved 79 percent compared with the same quarter last year. The number of mobile customers rose by 239,000 to 2,123,000. Annual customer growth was 621,000.

SEK million, except	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep
percentages	2003	2002	2003	2002

Net sales	750	214	1,934	214
of which external	749	214	1,933	214
EBITDA	449	101	1,086	101
EBITDA excl. non-recurring items	449	104	1,086	104
Margin (%)	59.9	48.6	56.2	48.6
Operating income	298	-66	643	-300
Operating income excl non-recurring items	298	-63	643	-297
CAPEX	263	44	642	44

In Kazakhstan, KCell increased its customer base during the quarter by 114,000 to 837,000.

In Azerbaijan, Azercell increased its customer base by 81,000 to 845,000.

In Georgia, Geocell increased its customer base by 25,000 to 275,000.

In Moldova, Moldcell increased its customer base by 19,000 to 166,000.

Over 1 million new mobile customers in Russia

MegaFon (associated company) reported strong growth in both net sales and earnings during the quarter. The number of customers surged by more than one million to 5,327,000. Customer growth was strongest in Moscow and in the regions North-West, Caucasus and Volga, which accounted for about 85 percent of the customer growth in the third quarter.

	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep
SEK million	2003	2002	2003	2002

Share of net income	227	-2	535	141
Amortization of goodwill and fair value adjustments	-50	-55	-153	-175
Income from associated companies	177	-57	382	-34

Annual customer growth was 3,028,000.

The share of net income from MegaFon increased to SEK 227 million (-2). After amortization of goodwill and fair value adjustments, income was SEK 177 million (-57).

Over 900,000 new customers in Turkey

Turkcell (associated company) reported a positive trend in both net sales and earnings during the quarter. Net sales rose 17 percent to USD 583.7 million and EBITDA improved to USD 217.9 million (185.6). The margin was unchanged (37.3 percent).

The number of customers climbed by more than 900,000 to 17,200,000. Annual customer growth was 3,400,000.

Net income improved to USD 73.2 million (5.6), including an income tax benefit of USD 40.7 million.

	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep
SEK million	2003	2002	2003	2002

Share of net income (U.S GAAP)	218	15	287	-154
IFRS/IAS adjustments	210	-794	625	257
Amortization of goodwill and fair value adjustments	-314	-241	-761	-718
Income from associated companies	114	-1,020	151	-615

CAPEX totaled USD 39.1 million (20.7).

Share of net income from Turkcell increased to SEK 218 million (15). After inflation adjustments, amortization of goodwill and fair value adjustments, income was SEK 114 million (-1,020).

The high inflation rate in Turkey during the nine-month period increased TeliaSonera’s carrying value of Turkcell by SEK 2,061 million. In the long term, we believe that inflation should be reflected in the value of the Turkish lira and therefore the increase of the carrying value may be temporary.

A statutory auditor appointed by one shareholder has called for an extraordinary general meeting. The extraordinary general meeting is scheduled for October 30, 2003, and covers the election of the Board Members of Turkcell. TeliaSonera has challenged the call for the extraordinary general meeting.

Turkcell’s financials are included in TeliaSonera’s reporting with a one-quarter lag.

Continued earnings improvement in International Carrier

Net sales fell 40 percent due to weak growth in the carrier market and the phase-out of unprofitable business. Compared with the second quarter, the decrease was 15 percent.

The restructuring of Telia’s previous operations has substantially improved earnings. SEK 301 million of the restructuring reserve was disbursed during the third quarter. At the end of the period, the reserve totaled SEK 3,109 million. Up to SEK 350 million is expected to be disbursed during the fourth quarter, and SEK 1,500 million in 2004. The remaining part will be used later during the phase-out of long-term contracts.

SEK million, except	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep
percentages	2003	2002	2003	2002

Net sales	1,096	1,836	3,872	5,198
of which external	763	1,494	2,899	4,183
EBITDA	-244	-3,880	-188	-4,451
EBITDA excl. non-recurring items	54	-237	44	-841
Margin (%)	4.9	-12.9	1.1	-16.2
Operating income	-376	-9,368	-603	-10,408
Operating income excl non-recurring items	-49	-419	-342	-1,491
CAPEX	117	251	209	728

The carrier operations previously run separately by Telia and Sonera are being integrated in order to win synergies. This has led to provisions and other one-off items of SEK 392 million, and accelerated depreciation of SEK 179 million until the end of 2004. Payback time for the integration is estimated to be less than two years and the integration is expected to reach full run-rate yearly savings of SEK 272 million by 2005.

Upgrades to the wholly owned network entailed increased CAPEX compared with the second quarter. Fourth-quarter CAPEX is expected to be lower.

TeliaSonera Holding

Net sales increased 9 percent. For comparable units, the increase was 34 percent, primarily due to a strong development within Sonera Zed, where sales doubled to SEK 187 million compared with the same quarter last year.

Telia Credit and Telia Promotor were moved from Holding to TeliaSonera Sweden during the third quarter. At the same time, leasing operations concerning TeliaSonera’s own products were transferred from Telia Finans to Telia Credit. Telia Finans will only finance products from outside the Group. Operational performance of Telia Finans improved considerably.

SEK million, except	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep
percentages	2003	2002	2003	2002

Net sales	497	457	1,383	1,780
of which external	388	403	1,125	1,594
EBITDA	57	160	57	-3,172
EBITDA excl. non-recurring items	56	-10	57	156
Margin (%)	11.5	-2.2	4.1	8.8
Income from associated companies	-137	-1,684	-1,174	-32,751
Operating income	-164	-1,519	-1,346	-38,044
Operating income excl non-recurring items	-123	-101	-438	-1,013
CAPEX	88	28	190	130

The 24 percent holding in the listed U.S. company Metro One Telecommunications was written down by SEK 41 million to SEK 161 million due to Metro One’s falling share price.

Order intake in INGROUP, where TeliaSonera owns 37 percent, was disappointing. A number of options are being discussed with the other owners.

Operating income before non-recurring items declined, mainly due to decreased earnings in Telefos and Metro One.

In order to clarify the impact on given guarantees, an update on TeliaSonera’s view of the 3G business plans of Italian IPSE and Spanish Xfera is currently underway.

Stockholm, October 29, 2003

Anders Igel
President and CEO

Auditors’ Review Report

We have made a review of this interim report in accordance with recommendations issued by the Swedish Institute of Authorized Public Accountants. A review is substantially limited in scope in comparison to an audit. Nothing has come to our attention that indicates that this interim report fails to comply with the requirements of the Swedish Securities Exchange Act and International Financial Reporting Standards (IFRS/IAS).

Stockholm, October 29, 2003

Ernst & Young AB	KPMG Bohlins AB
Lars Träff	Thomas Thiel
Authorized Public Accountant	Authorized Public Accountant

Financial Information
Year-End Report January-December 2003	February 11, 2004
Annual Report 2003	Early April, 2004

Questions regarding content:
TeliaSonera AB
Investor Relations
SE—123 86 Farsta, Sweden
Tel. +46 8 504 550 00
Fax +46 8 713 6947
www.teliasonera.com/ir

Ordering of individual printed reports:	Shareholders with questions regarding the distribution of financial reports or for change of address:

Tel. +46 372 850 84	Tel. +46 8 449 88 16
Fax +46 372 153 70	Fax +46 8 449 88 10
www.teliasonera.com/ir	E-mail: teliasonera@strd.se

Condensed Consolidated Income Statements

In millions, except	Jul-Sep	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep
per share data and	2003	2003	2002	2003	2002
no. of shares	SEK	EUR	SEK	SEK	SEK

Net sales	20,094	2,239	20,102	60,718	60,034
Operating expenses	-12,523	-1,395	-17,189	-37,838	-48,815

EBITDA	7,571	844	2,913	22,880	11,219
Depreciation, amortization and write-downs	-4,337	-483	-12,837	-13,005	-23,816
Income from associated companies	326	36	-2,731	-344	-33,407

Operating income	3,560	397	-12,655	9,531	-46,004
Net financial revenues and expenses	-300	-34	-471	-512	-707

Income after financial items	3,260	363	-13,126	9,019	-46,711
Income taxes	-1,303	-145	1,041	-3,502	11,234
Minority interests	-222	-25	-181	-681	-421

Net income	1,735	193	-12,266	4,836	-35,898

Earnings/loss per share
Basic	0.37	0.04	-2.62	1.03	-7.68
Diluted	0.37	0.04	-2.62	1.03	-7.68
Weighted average no. of shares (thousands)
Basic	4,675,232	4,675,232	4,675,232	4,675,232	4,675,232
Diluted	4,676,165	4,676,165	4,675,848	4,675,997	4,676,305

EBITDA excl non-recurring items	7,915	882	6,889	23,547	19,102
Operating income excl. non-recurring items	4,084	455	1,032	11,274	3,842

Condensed Consolidated Balance Sheets

	Sep 30,	Sep 30,	Dec 31,
	2003	2003	2002
In millions	SEK	EUR	SEK

Assets
Intangible fixed assets	62,510	6,966	68,095
Tangible fixed assets	48,635	5,419	55,023
Financial fixed assets	46,574	5,190	48,533
Total fixed assets	157,719	17,575	171,651
Inventories, etc.	459	51	554
Receivables	24,441	2,724	26,518
Short-term investments	5,339	595	3,826
Cash and bank	3,352	373	2,821
Total current assets	33,591	3,743	33,719

Total assets	191,310	21,318	205,370

Shareholders’ equity and liabilities
Shareholders’ equity	109,863	12,242	108,829
Minority interests	3,616	403	5,120
Provisions for pensions and employee contracts	124	14	183
Deferred tax liability, other provisions	18,833	2,098	18,141
Total provisions	18,957	2,112	18,324
Long-term loans	25,339	2,824	31,336
Short-term loans	5,316	592	12,608
Non-interest bearing liabilities	28,219	3,145	29,153
Total liabilities	58,874	6,561	73,097

Total shareholders’ equity and liabilities	191,310	21,318	205,370

Condensed Consolidated Cash Flow Statements

	Jul-Sep	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep
	2003	2003	2002	2003	2002
In millions	SEK	EUR	SEK	SEK	SEK

Cash flow from operating activities	6,581	733	6,348	19,903	14,131
Intangible and tangible assets acquired (cash CAPEX)	-1,443	-161	-2,731	-5,713	-8,269
Free cash flow	5,138	572	3,617	14,190	5,862
Cash flow from other investing activities	1,040	116	3,703	2,440	4,624
Total cash flow from investing activities	-403	-45	972	-3,273	-3,645
Cash flow before financing activities	6,178	688	7,320	16,630	10,486
Cash flow from financing activities	-7,198	-802	-6,401	-13,259	-15,658

Cash flow for the period	-1,020	-114	919	3,371	-5,172

Segment Information

	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep
SEK million	2003	2002	2003	2002

Net sales 1)
Sweden	10,410	10,737	31,607	32,193
Mobile	3,290	3,092	9,194	8,796
Fixed 2)	7,120	7,645	22,413	23,397
Finland	4,306	4,419	13,042	13,078
Mobile	2,632	2,838	8,112	8,402
Fixed 2)	1,674	1,581	4,930	4,676
Norway — mobile	1,546	1,481	4,622	4,045
Denmark	835	741	2,242	2,158
Mobile	435	298	1,121	744
Fixed 2)	400	443	1,121	1,414
Baltic countries	1,516	1,550	4,399	4,521
Lithuania — mobile	543	481	1,521	1,340
Lithuania — fixed	523	636	1,599	1,934
Latvia — mobile	487	469	1,381	1,359
Other	-37	-36	-102	-112
Eurasia — mobile	750	214	1,934	214
Russia	0	1	0	3
International Carrier	1,096	1,836	3,872	5,198
Holding	497	457	1,383	1,780
Corporate	1	4	3	20
Eliminations	-863	-1,338	-2,386	-3,176

The Group	20,094	20,102	60,718	60,034

1) For information about external net sales per product area: www.teliasonera.com/ir

2) Including eliminations between fixed and mobile communications

	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep
SEK million	2003	2002	2003	2002

EBITDA
Sweden	4,508	4,302	13,279	10,802
Mobile	1,497	1,397	4,266	3,686
Fixed	3,011	2,905	9,013	7,116
Finland	1,673	1,778	5,170	5,498
Mobile	1,299	1,496	3,951	4,344
Fixed	374	282	1,219	1,154
Norway — mobile	622	629	1,949	1,640
Denmark	19	-825	-53	-1,103
Mobile	-37	-119	-143	-480
Fixed	56	-706	90	-623
Baltic countries	755	794	2,190	2,316
Lithuania — mobile	234	201	697	548
Lithuania — fixed	266	350	784	1,052
Latvia — mobile	257	246	731	723
Other	-2	-3	-22	-7
Eurasia — mobile	449	101	1,086	101
Russia	0	—	0	—
Turkey	0	—	0	—
International Carrier	-244	-3,880	-188	-4,451
Holding	57	160	57	-3,172
Corporate	-247	-144	-648	-410
Eliminations	-21	-2	38	-1

The Group	7,571	2,913	22,880	11,220

	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep
SEK million	2003	2002	2003	2002

EBITDA excl. non-recurring items
Sweden	4,504	4,473	13,649	11,658
Mobile	1,497	1,444	4,266	3,794
Fixed	3,007	3,029	9,383	7,864
Finland	1,673	1,798	5,185	5,307
Mobile	1,299	1,496	3,951	4,344
Fixed	374	302	1,234	963
Norway — mobile	622	629	1,949	1,640
Denmark	19	-540	-53	-814
Mobile	-37	-119	-143	-480
Fixed	56	-421	90	-334
Baltic countries	805	794	2,240	2,316
Lithuania — mobile	234	201	697	548
Lithuania — fixed	316	350	834	1,052
Latvia — mobile	257	246	731	723
Other	-2	-3	-22	-7
Eurasia — mobile	449	104	1,086	104
Russia	0	—	0	—
Turkey	0	—	0	—
International Carrier	54	-237	44	-841
Holding	56	-10	57	156
Corporate	-247	-122	-648	-423
Eliminations	-20	0	38	-1

The Group	7,915	6,889	23,547	19,102

	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep
SEK million	2003	2002	2003	2002

Depreciation, amortization and write-downs
Sweden	-1,515	-1,751	-4,668	-5,249
of which amortization of goodwill and fair value adjustments	-1	-1	-2	-3
Finland	-1,194	-1,246	-3,529	-3,622
of which amortization of goodwill and fair value adjustments	-561	-553	-1,640	-1,657
Norway	-494	-592	-1,566	-1,610
of which amortization of goodwill and fair value adjustments	-306	-345	-958	-1,005
Denmark	-147	-3,106	-474	-3,524
of which amortization of goodwill and fair value adjustments	-6	-12	-17	-37
Baltic countries	-634	-544	-1,705	-1,636
of which amortization of goodwill and fair value adjustments	-145	-138	-435	-412
Eurasia	-151	-123	-443	-123
of which amortization of goodwill and fair value adjustments	-46	-26	-133	-26
International Carrier	-133	-5,489	-415	-5,959
of which amortization of goodwill and fair value adjustments	-2	—	-1	—
Holding	-85	6	-229	-2,121
of which amortization of goodwill and fair value adjustments	-9	21	-3	49
Corporate	4	0	-8	-1
Eliminations	12	8	32	29

The Group	-4,337	-12,837	-13,005	-23,816

of which amortization of goodwill and fair value adjustments	-1,071	-1,054	-3,189	-3,091

	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep
SEK million	2003	2002	2003	2002

Income from associated companies
Sweden	-2	4	-4	-1
Finland	18	1	27	20
Denmark	0	1	0	3
Baltic countries	156	75	274	274
Latvia — fixed	67	16	150	173
Share of net income	44	-17	85	73
Amortization of goodwill and fair value adjustments	23	33	65	100
Estonia — mobile	55	50	85	96
Share of net income	77	72	150	162
Amortization of goodwill and fair value adjustments	-22	-22	-65	-66
Estonia — fixed	32	8	37	4
Share of net income	43	20	72	39
Amortization of goodwill and fair value adjustments	-11	-12	-35	-35
Eurasia	—	-44	—	-278
Share of net income	—	-44	—	-227
Amortization of goodwill and fair value adjustments	—	—	—	-51
Russia	177	-57	382	-34
Share of net income	227	-2	535	141
Amortization of goodwill and fair value adjustments	-50	-55	-153	-175
Turkey	114	-1,020	151	-615
Share of net income (U.S. GAAP)	218	15	287	-154
IFRS/IAS adjustments	210	-794	625	257
Amortization of goodwill and fair value adjustments	-314	-241	-761	-718
Holding	-137	-1,684	-1,174	-32,751
Share of net income	-185	-164	-346	-1,158
Capital gains/losses	-12	15	338	2,444
Write-downs	-41	-1,612	-1,272	-34,224
Amortization of goodwill and fair value adjustments	101	77	106	187
Corporate	0	-8	0	-25
Eliminations	0	1	0	0

The Group	326	-2,731	-344	-33,407

	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep
SEK million	2003	2002	2003	2002

Operating income
Sweden	2,991	2,555	8,608	5,553
Finland	497	532	1,667	1,895
Norway	128	37	383	30
Denmark	-126	-3,930	-526	-4,624
Baltic countries	277	325	759	953
Eurasia	298	-66	643	-300
Russia	177	-58	382	-35
Turkey	113	-1,020	150	-615
International Carrier	-376	-9,368	-603	-10,408
Holding	-164	-1,519	-1,346	-38,044
Corporate	-242	-152	-656	-436
Eliminations	-13	9	70	27

The Group	3,560	-12,655	9,531	-46,004

	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep
SEK million	2003	2002	2003	2002

Operating income excl. non-recurring items
Sweden	2,987	2,735	8,978	6,558
Finland	497	552	1,682	1,704
Norway	128	37	412	30
Denmark	-126	-858	-526	-1,549
Baltic countries	437	325	919	953
Eurasia	298	-63	643	-297
Russia	177	-38	382	-15
Turkey	113	-1,020	150	-615
International Carrier	-49	-419	-342	-1,491
Holding	-123	-101	-438	-1,013
Corporate	-242	-119	-656	-448
Eliminations	-13	1	70	25

The Group	4,084	1,032	11,274	3,842

	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep
SEK million	2003	2002	2003	2002

CAPEX
Sweden	588	920	1,883	3,290
Finland	458	505	1,449	1,401
Norway	128	308	479	736
Denmark	91	227	234	762
Baltic countries	159	501	534	1,246
Eurasia	263	44	642	44
International Carrier	117	251	209	728
Holding	88	28	190	130
Corporate	-3	4	4	14
Eliminations	0	0	0	-1

The Group	1,889	2,788	5,624	8,350

	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep
	2003	2002	2003	2002

Number of employees
Sweden
At the end of the period	10,792	11,395	10,792	11,395
Average for the period	9,925	11,157	10,201	11,286
Finland
At the end of the period	6,106	6,167	6,106	6,167
Average for the period	5,858	6,155	5,880	6,267
Norway
At the end of the period	713	730	713	730
Average for the period	720	749	716	729
Denmark
At the end of the period	1,033	1,240	1,033	1,240
Average for the period	980	1,282	1,010	1,250
Baltic countries
At the end of the period	4,850	5,857	4,850	5,857
Average for the period	4,554	5,764	5,124	5,932
Eurasia
At the end of the period	1,027	848	1,027	848
Average for the period	955	92	961	92
Russia
At the end of the period	1	—	1	—
Average for the period	1	2	1	2
Turkey
At the end of the period	3	3	3	3
Average for the period	3	4	3	4
International Carrier
At the end of the period	620	928	620	928
Average for the period	588	901	704	931
Holding
At the end of the period	779	1,716	779	1,716
Average for the period	824	1,548	1,099	2,760
Corporate
At the end of the period	292	227	292	227
Average for the period	237	232	257	226

The Group
At the end of the period	26,216	29,111	26,216	29,111
Average for the period	24,645	27,886	25,956	29,479

Quarterly Data

SEK million, except	Jul-Sep	Apr-Jun	Jan-Mar	Oct-Dec	Jul-Sep
per share data	2003	2003	2003	2002	2002

Net sales	20,094	20,275	20,349	20,945	20,102
EBITDA	7,571	7,747	7,562	4,181	2,913
Depreciation, amortization and write-downs	-4,337	-4,310	-4,358	-4,503	-12,837
Income from associated companies	326	-693	23	368	-2,731
Operating income	3,560	2,744	3,227	46	-12,655
Income after financial items	3,260	3,048	2,711	-80	-13,126
Net income	1,735	1,499	1,602	3,008	-12,266
Earnings/loss per share
Basic (SEK)	0.37	0.32	0.34	0.64	-2.62
Diluted (SEK)	0.37	0.32	0.34	0.64	-2.62
Investments	1,899	2,121	1,951	3,651	3,344
of which CAPEX	1,889	2,059	1,676	3,360	2,788
Cash flow from operating activities	6,581	7,736	5,586	6,586	6,348
Free cash flow	5,138	5,155	3,897	3,672	3,617

EBITDA excl non-recurring items	7,915	8,070	7,562	6,355	6,889
Operating income excl. non-recurring items	4,084	3,963	3,227	2,150	1,032

Non-Recurring Items

	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep
SEK million	2003	2002	2003	2002

Within EBITDA	-344	-3,976	-667	-7,882
Restructuring, etc.	-403	-3,987	-792	-4,753
Capital gains/losses	—	192	—	1,469
Write-down of shares and receivables	—	-9	—	-4,080
Other non-recurring items	59	-172	125	-518
Within Depreciation, amortization and write-downs	-139	-8,111	-168	-10,161
Write-downs	-139	-8,111	-168	-10,161
Within Income from associated companies	-41	-1,600	-908	-31,803
Capital gains/losses	—	12	341	2,421
Write-downs	-41	-1,612	-1,249	-34,224
Within Net financial revenues and expenses	-31	-65	191	56
Capital gains/losses	-31	4	552	155
Write-downs	—	-69	-361	-99

Total	-555	-13,752	-1,552	-49,790

Non-recurring items in the third quarter of 2003 were primarily “Within EBITDA” related to synergies implementation in International Carrier (SEK —363 million), redundancies in Lietuvos Telekomas (SEK —50 million), and the exchange rate effect on previous provisions in International Carrier (SEK 59 million); “Within Depreciation, amortization and write-downs” for write-downs related to synergies implementation within International Carrier (SEK —29 million), impairment charges in Lietuvos Telekomas (SEK —110 million); and “Within Income from associated companies” for a write-down of the Metro One holding (SEK —41 million); and “Within Net financial revenues and expenses” for capital losses and write-downs in Holding (SEK —31 million).

In addition to non-recurring items noted in the third quarter, non-recurring items for the nine-month period include mainly provisions for redundancies in Sweden and Finland, write-downs of Infonet and venture capital holdings, a previous write-down of Metro One and capital gains from the sales of Bharti Mobile and Netia.

Number of Customers 1)

	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,
In thousands	2003	2003	2003	2002	2002

Consolidated operations
Mobile	11,558	11,150	10,797	10,586	10,214
Sweden	3,762	3,687	3,671	3,604	3,540
Finland	2,441	2,471	2,453	2,490	2,501
Norway	1,190	1,181	1,151	1,088	1,022
Denmark	504	484	438	466	449
Lithuania	965	905	855	850	759
Latvia	573	538	502	474	441
Eurasia	2,123	1,884	1,727	1,614	1,502
Internet	1,555	1,511	1,485	1,428	1,344
Sweden	1,185	1,155	1,130	1,084	1,018
of which broadband	380	365	346	321	282
Finland	274	265	268	263	252
of which broadband	119	103	94	82	68
Denmark, broadband	96	91	87	81	74
Cable TV, Denmark	192	191	189	188	188
Fixed voice	8,025	8,073	8,184	8,308	8,426
Sweden	6,324	6,354	6,369	6,441	6,494
Finland	691	702	712	721	729
Denmark	174	158	210	210	208
Lithuania	836	859	893	936	995
Associated companies
Mobile	22,992	20,992	19,700	18,358	16,514
Estonia	464	439	427	428	414
Russia	5,328	4,253	3,573	3,030	2,300
Turkey 2)	17,200	16,300	15,700	14,900	13,800
Fixed voice	1,065	1,090	1,150	1,166	1,174
Latvia	620	639	694	701	707
Estonia	445	451	456	465	467

1) For further operational data: www.teliasonera.com/ir

2) Turkcell figures are reported with a one-quarter lag

TeliaSonera January-September 2003 — Legal 1)

Condensed Consolidated Income Statements

SEK million, except per
share data and number of	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep
shares	2003	2002	2003	2002

Net sales	20,094	14,496	61,371	42,727
Costs of production	-11,410	-8,972	-34,485	-27,316

Gross income	8,684	5,524	26,886	15,411
Selling, admin., and R&D expenses	-5,220	-4,287	-16,655	-13,291
Other operating revenues and expenses, net	-230	-12,010	1,214	-12,440
Income from associated companies	326	-42	-344	333

Operating income	3,560	-10,815	11,101	-9,987
Net financial revenues and expenses	-300	-149	-529	-520

Income after financial items	3,260	-10,964	10,572	-10,507
Income taxes	-1,303	852	-3,646	544
Minority interests	-222	-6	-681	2

Net income	1,735	-10,118	6,245	-9,961

Earnings/loss per share (SEK)
Basic	0.37	-3.37	1.34	-3.32
Diluted	0.37	-3.37	1.34	-3.32

Weighted average number of shares (thousands)
Basic	4,675,232	3,001,200	4,665,053	3,001,200
Diluted	4,676,165	3,001,200	4,665,818	3,001,200

1) Including Sonera operations and the new Baltic subsidiaries since December 3, 2002 and including Telia’s Finnish mobile operations and Swedish cable TV operations through May 31, 2003.

Condensed Consolidated Balance Sheets

	Sep 30,	Dec 31,
SEK million	2003	2002

Assets
Intangible fixed assets	62,510	68,106
Tangible fixed assets	48,635	56,172
Financial fixed assets	46,574	48,534
Total fixed assets	157,719	172,812
Inventories, etc.	459	580
Receivables	24,441	26,607
Short-term investments	5,339	3,826
Cash and bank	3,352	2,831
Total current assets	33,591	33,844

Total assets	191,310	206,656
Shareholders’ equity and liabilities
Shareholders’ equity	109,863	108,829
Minority interests	3,616	5,120
Provisions for pensions and employee contracts	124	224
Deferred tax liability, other provisions	18,833	18,182
Total provisions	18,957	18,406
Long-term loans	25,339	32,124
Short-term loans	5,316	12,608
Non-interest-bearing liabilities	28,219	29,569
Total liabilities	58,874	74,301

Total equity and liabilities	191,310	206,656

Condensed Consolidated Cash Flow Statements

	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep
SEK million	2003	2002	2003	2002

Cash flow before change in working capital	5,415	3,088	20,820	8,357
Change in working capital	1,166	745	-1,028	177
Cash flow from operating activities	6,581	3,833	19,792	8,534
Intangible and tangible fixed assets acquired (cash CAPEX)	-1,443	-1,774	-5,750	-5,860
Free cash flow	5,138	2,059	14,042	2,674
Cash flow from other investing activities	1,040	49	4,755	41
Total cash flow from investing activities	-403	-1,725	-995	-5,819
Cash flow before financing activities	6,178	2,108	18,797	2,715
Cash flow from financing activities	-7,198	-1,425	-15,509	-7,960

Cash flow for the period	-1,020	683	3,288	-5,245

Cash and cash equivalents, opening balance	9,718	3,027	5,465	8,923
of which short-term investments up to and including three months	6,239	1,408	2,634	7,405
of which cash and bank	3,479	1,619	2,831	1,518
Cash flow for the period	-1,020	683	3,288	-5,245
Exchange rate differences in cash and cash equivalents	-133	-41	-188	-9
Cash and cash equivalents, closing balance	8,565	3,669	8,565	3,669
of which short-term investments up to and including three months	5,213	1,750	5,213	1,750
of which cash and bank	3,352	1,919	3,352	1,919

Net interest-bearing liability, opening balance	17,159	10,336	25,034	10,661
Change in net borrowings	-5,524	-1,949	-13,270	-1,710
Change in pension provisions	29	-280	-100	-844
Net interest-bearing liability, closing balance	11,664	8,107	11,664	8,107

Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Sep 30,	Sep 30,	Dec 31,
SEK million	2003	2002	2002

Opening balance	108,829	59,885	59,885
Underwriting expenses after tax posted directly to equity	—	16	16
Transactions with outside parties	-12	-16	-57
Differences arising from translation of foreign operations	-7,037	1,128	1,719
Differences after tax on forward contracts used for equity hedge	—	8	8
Inflation adjustments	1,657	—	—
Fair value measurement of securities available for sale	—	15	14
Gains/losses on instruments used to hedge cash flow	-0	51	6
Dividend	-1,870	-600	-600
New share issue	2,051	—	55,905
Net income for the period	6,245	-9,961	-8,067
Closing balance	109,863	50,526	108,829

Long-Lived Assets

			Other
	Goodwill		intangibles		Tangibles

	Sep 30,	Dec 31,	Sep 30,	Dec 31,	Sep 30,	Dec 31,
SEK million	2003	2002	2003	2002	2003	2002

Opening balance	58,584	24,686	9,522	2,130	56,172	47,314
Purchases	1,256	30,929	743	5,119	5,263	9,244
Operations acquired	—	—	—	1,769	—	19,037
Sales/discards	-1	-4	-5	-62	-202	-241
Operations divested	11	—	-4	—	-1,103	-3
Reclassifications	878	2,618	303	1,233	-739	-870
Amortization, depreciation	-2,605	-1,572	-1,274	-535	-9,066	-9,797
Write-downs, reversals of write-downs	-13	-366	—	-203	-198	-8,388
CAPEX contribution from CATV customers	—	—	—	—	2	-2
Advances	—	—	-0	—	40	-2
Inflation adjustments	—	—	—	—	-14	—
Exchange rate differences	-4,498	2,293	-387	71	-1,520	-120
Closing balance	53,612	58,584	8,898	9,522	48,635	56,172

Investments

	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep
SEK million	2003	2002	2003	2002

CAPEX	1,889	1,783	6,037	5,896
Intangible fixed assets	110	192	743	394
Tangible fixed assets	1,779	1,591	5,294	5,502
Acquisitions	10	173	1,468	750
Goodwill	0	4	1,256	8
Shares and participations	10	169	212	742

Total	1,899	1,956	7,505	6,646

Net Interest-Bearing Liability

	Sep 30,	Dec 31,
SEK million	2003	2002

Long-term and short-term loans	30,655	44,732
Less: Short-term investments, cash and bank	-8,691	-6,657

Net debt	21,964	38,075
Less: Interest-bearing financial assets	-6,768	-8,419
Interest-bearing receivables	-3,656	-4,846

Total net borrowings	11,540	24,810
Provisions for pensions	124	224

Total net interest-bearing liability	11,664	25,034

Changes in Share Capital

	Number of	Par value,	Share capital,
	shares	SEK/share	SEK thousand

Share capital, Dec 31, 1999	8,800,000	1,000.00	8,800,000
Bonus issue, May 20, 2000	—	1,036.80	323,840
Split 324:1, May 20, 2000	2,842,400,000	3.20	—
New share issue, June 16, 2000	150,000,000	3.20	480,000
Share capital, Dec 31, 2000	3,001,200,000	3.20	9,603,840
Share capital, Dec 31, 2001	3,001,200,000	3.20	9,603,840
New share issue, Dec 3, 2002	1,604,556,725	3.20	5,134,582
Share capital, Dec 31, 2002	4,605,756,725	3.20	14,738,422
New share issue, Feb 10, 2003	69,475,344	3.20	222,321
Share capital, Sep 30, 2003	4,675,232,069	3.20	14,960,743

Financial Instruments

	Sep 30,	Sep 30,	Dec 31,	Dec 31,
	2003	2003	2002	2002
	Book	Fair	Book	Fair
SEK million	value	value	value	value

Equity participations in associated companies	23,647	22,097	23,027	19,341
Other holdings of securities	669	669	1,164	1,164
Other long- and short-term receivables	9,384	9,296	10,515	10,427
Short-term investments	126	126	1,192	1,192
Interest rate swaps received	—	—	8,666	8,666
Interest rate swaps paid	—	—	-8,139	-8,139
FX interest rate swaps received	5,922	5,922	12,298	12,298
FX interest rate swaps paid	-5,552	-5,552	-11,239	-11,239
Other currency derivatives	248	248	157	157

Total assets	34,444	32,806	37,641	33,867
Provisions for pensions	124	124	224	224
Long-term loans	25,285	26,490	32,122	32,630
Short-term loans	5,204	5,243	12,680	12,717
Interest rate swaps received	-1,310	-1,310	-7,369	-7,369
Interest rate swaps paid	1,438	1,438	7,584	7,584
FX interest rate swaps received	-2,154	-2,154	-2,213	-2,213
FX interest rate swaps paid	2,411	2,411	2,428	2,428
Other currency derivatives	209	209	158	158

Total liabilities	31,207	32,451	45,614	46,159
Less book value of:
- pensions	-124		-224
- accrued interest	-219		-500
- other currency derivatives	-209		-158
Book value of interest-bearing liabilities	30,655		44,732
FX swaps/forward contracts (portfolio)
Purchases of foreign currency	15,167	15,167	21,887	21,887
Sales of foreign currency	10,644	10,644	13,243	13,243

Deferred Tax

	Sep 30,	Dec 31,
SEK million	2003	2002

Deferred tax liability	12,539	10,673
Deferred tax benefit (incl. valuation reserve)	-15,318	-15,931

Net deferred tax benefit (-)/liability (+)	-2,779	-5,258

Contingent Assets and Contingent Liabilities

	Sep 30,	Dec 31,
SEK million	2003	2002

Contingent assets	—	—
Collateral pledged
Real estate mortgages	20	20
Shares in subsidiaries	—	90
Shares in associated companies	659	119
Current receivables	35	42
Blocked funds in bank accounts	1,048	102

Total	1,762	373
Contingent liabilities
Credit guarantees, associated companies	580	481
Performance guarantees, other minority holdings	1,421	4,077
Other guarantees, etc.	1,102	1,226
FPG/PRI, other pension guarantees	220	222

Total	3,323	6,006

TeliaSonera has a dispute with Tele2 and Vodafone concerning interconnect prices in Sweden. TeliaSonera believes that it has recorded sufficient provisions.

Contractual Obligations

	Sep 30,	Dec 31,
SEK million	2003	2002

Intangible fixed assets	6	—
Tangible fixed assets	2,299	210
Indefeasible Rights of Use (IRU)	4	—
Associated companies and other minority holdings	2,238	2,665

Total	4,547	2,875

Exchange Rates

	Jan-Sep	Jan-Sep
Average SEK rate against	2003	2002

EUR	9.161934	9.184825
NOK	1.157108	1.213238
DKK	1.233242	1.235972
LVL	14.393555	15.989187
LTL	2.653566	2.653470
USD	8.246706	9.922854
TRL	0.000005	0.000007

Basis for Presentation

General. As in the annual accounts for 2002, TeliaSonera’s consolidated financial statements for the three-month and nine-month periods ended September 30, 2003, have been prepared in accordance with International Financial Reporting Standards (IFRS/IAS). The parent company TeliaSonera AB’s financial statements have been prepared in accordance with the Annual Accounts Act and other Swedish regulations. This report has been prepared in accordance with IAS 34 “Interim Financial Reporting.”

Amounts and dates. Unless otherwise specified, all amounts are in millions of Swedish kronor (SEK million) or other currency specified and are based on the three-month and nine-month periods ended September 30, 2003 for income statement items and as of September 30, 2003 for balance sheet items, respectively.

New accounting standards. IAS 41 “Agriculture” became effective on January 1, 2003. IAS 41 does not affect TeliaSonera’s operations.

Restated segment reporting. TeliaSonera’s business organization was changed on January 1, 2003. Hence, segment information in this report has been restated.

Changed definitions and concepts. Effective January 1, 2003, the definition of EBITDA was changed. The previous definition Operating income before depreciation, amortization and write-downs was changed to Operating income before depreciation, amortization and write-downs and before Income from associated companies.

Underlying EBITDA was renamed EBITDA excluding non-recurring items, but indicates the same measure as previously. This means that the previous concept Items not reflecting underlying business operations has been changed to Non-recurring items.

A new profit measure, Operating income excluding non-recurring items, was introduced, consisting of Operating income less non-recurring items within EBITDA and also less write-downs within Depreciation, amortization and write-downs and less capital gains/losses and write-downs within Income from associated companies.

Furthermore, effective January 1, 2003, only capital gains/losses, write-downs, restructuring programs or similar items that represent more than SEK 100 million on an individual basis, will be reported as non-recurring. Earlier periods have not been restated.

Changes in Group Composition

Sonera Oyj. As a result of a mandatory redemption offer, which expired on January 31, 2003, TeliaSonera acquired Sonera shares, including shares in the form of ADSs, representing 4.4 percent of the shares and votes. Following the completion of the mandatory redemption offer, TeliaSonera in total held 99.4 percent of Sonera shares and votes.

In addition, in December 2002, TeliaSonera commenced a separate compulsory acquisition proceeding under Finnish law pursuant to which the remaining holders of Sonera shares were required to surrender their Sonera shares to TeliaSonera for redemption at a fair price as determined under Finnish law. As required under Finnish law, an arbitral panel was appointed to hear and resolve any disputes concerning TeliaSonera’s right of redemption and the redemption price in the compulsory acquisition proceeding. On March 20, 2003, at the request of the arbitral panel, TeliaSonera issued a counter-indemnity for a bank guarantee for the payment of the redemption price plus accrued interest with respect to all outstanding Sonera shares not held by TeliaSonera. According to Finnish law, as a result of the arbitral panel’s acceptance of the bank guarantee, TeliaSonera became the sole record and beneficial owner of Sonera’s shares. Simultaneously, the Sonera share was delisted from the main list of Helsinki Exchanges. On June 26, 2003, the arbitral panel determined the redemption price for the remaining Sonera shares. The redemption price for the remaining Sonera shares plus accrued interest was paid on July 11, 2003.

Com Hem/Telia Finland. On June 5, 2003, TeliaSonera sold its Swedish cable TV operator Com Hem AB to EQT Northern Europe and on June 6, 2003, Telia’s Finnish mobile operations were sold to Finnet Oy. Telia agreed to dispose of these operations as part of its undertakings to the European Commission in the context of the merger between Telia and Sonera.

Bharti. In May 2002, an agreement was signed with the Indian company Bharti Tele-Ventures for the sale of TeliaSonera’s holding of 26 percent of the shares in the mobile operator Bharti Mobile Ltd. The transaction was completed on June 16, 2003.

Netia. As of December 31, 2002, TeliaSonera owned 48 percent of the share capital in the Polish company Netia S.A. (formerly Netia Holdings S.A.) As part of a financial restructuring, a conversion of lenders’ claims to equity in the company was completed on January 30, 2003, reducing TeliaSonera’s shareholding to 4.4 percent. On May 16, 2003, the final step of Netia’s restructuring, which required the issuance of warrants to pre-restructuring shareholders of Netia, including TeliaSonera, was completed. TeliaSonera received subscription warrants entitling it to acquire an aggregate of 31,300,532 Netia shares.

On May 22, 2003, TeliaSonera’s 11 percent stake in the Polish long-distance operator Netia 1 Sp z o.o. was sold to the other shareholder Netia.

Starting in June 2003, TeliaSonera has sold most of its shares and subscription warrants in Netia, reducing its shareholding in Netia to 1.1 percent. Assuming that all subscription warrants issued by Netia will be exercised and exchanged for shares, TeliaSonera would hold 4.0 percent of Netia’s share capital. TeliaSonera has entered into agreements to completely divest its holdings in Netia.

Reveko. On July 1, 2003, TeliaSonera’s 55 percent stake in the Estonian company Reveko Telekom AS was sold to the Elion Group.

Omnitel. On August 26, 2003, an agreement was reached with Motorola to acquire Motorola’s 35 percent shareholding in the Lithuanian mobile operator UAB Omnitel. The final closing of the deal is contingent on the approval of the transaction by the Lithuanian Competition Council. When the transaction is concluded, TeliaSonera will hold 90 percent of the shares in Omnitel.

Auria Group. On September 17, 2003, TeliaSonera announced its intention in three consecutive steps to acquire full ownership in the Finnish fixed-line operator Auria Group. The parent company of the group is Loimaan Seudun Puhelin Oy (LSP). The first step was executed in September, increasing TeliaSonera’s shareholding in LSP from 29 percent to 40 percent. On October 1, TeliaSonera increased its holding in LSP to 55 percent and launched a tender offer in cash to the owners of the remaining LSP shares. As of October 24, TeliaSonera held 74 percent of the shares in LSP.

Related Party Transactions

The Swedish and the Finnish States. The TeliaSonera Group’s services and products are offered to the Swedish and the Finnish states, their agencies, and state-owned companies in competition with other operators and on conventional commercial terms. Certain state-owned companies run businesses that compete with TeliaSonera. Likewise, TeliaSonera buys services from state-owned companies at market prices and on otherwise conventional commercial terms. Neither the Swedish and Finnish states and their agencies, nor state-owned companies represent a significant share of TeliaSonera’s net sales or earnings.

Svenska UMTS-nät. TeliaSonera owns 50 percent of Svenska UMTS-nät AB. In the nine-month period ended September 30, 2003, TeliaSonera sold services and products worth SEK 73 million to Svenska UMTS-nät.

Lattelekom. TeliaSonera holds a participating interest in the Latvian company Lattelekom SIA. In the three-month period ended September 30, 2003, TeliaSonera sold services and products to Lattelekom worth SEK 25 million and purchased services and products worth SEK 13 million. In the nine-month period ended September 30, 2003, TeliaSonera sold services and products worth SEK 89 million and purchased services and products worth SEK 58 million.

MegaFon. TeliaSonera holds a participating interest in the Russian company OAO MegaFon. As of September 30, 2003, TeliaSonera had interest-bearing and non-interest-bearing claims on MegaFon of SEK 352 million.

Infonet. TeliaSonera owns a participating interest in the American company Infonet Services Corp. In the three-month period ended September 30, 2003, TeliaSonera sold services and products to Infonet worth SEK 12 million and purchased services and products worth SEK 55 million. In the nine-month period ended September 30, 2003, TeliaSonera sold services and products worth SEK 36 million and purchased services and products worth SEK 162 million.

Telefos. TeliaSonera owns 49 percent of the shares in Telefos AB. As of September 30, 2003, TeliaSonera had interest-bearing claims on the Telefos Group of SEK 1,077 million and had signed a limited supplementary guarantee of SEK 150 million for the credit-insured pension commitments of Telefos companies. In the three-month period ended September 30, 2003, TeliaSonera sold services and products worth

SEK 41 million to the Telefos Group and bought services and products worth SEK 546 million. In the nine-month period ended September 30, 2003, TeliaSonera sold services and products worth SEK 105 million and bought services and products worth SEK 1,916 million. Some of the services purchased by TeliaSonera referred to construction of fixed assets.

IN. TeliaSonera holds an indirect participating interest in INGROUP Sweden AB (IN). In the three-month period ended September 30, 2003, TeliaSonera sold services and products worth SEK 8 million to IN and bought services and products worth SEK 64 million. In the nine-month period ended September 30, 2003, TeliaSonera sold services and products worth SEK 11 million and bought services and products worth SEK 202 million.

Other relations. In addition to those specified, TeliaSonera buys and sells services and products to a limited extent from these and other associated companies, in all cases on market terms.

Credit Rating and Financing

In the first quarter of 2003, the rating agencies Moody’s and Standard & Poor’s assigned new credit ratings for TeliaSonera AB. The rating for long-term borrowings is A2 with a negative outlook from Moody’s, and from Standard & Poor’s the long-term rating of A was confirmed in May after having been on Credit Watch Negative during the spring. Standard & Poor’s rating has a stable outlook. These ratings represent a solid investment grade level and are thus expected to allow TeliaSonera continued good access to the financial markets.

In March 2003, TeliaSonera AB signed a new committed credit facility agreement (Revolving Credit Facility) with a syndicate of prominent banks. The five-year facility amounts to EUR 1,400 million with final maturity in March 2008. The main purpose of the facility is to serve as liquidity back-up for TeliaSonera.

In the second quarter of 2003, TeliaSonera AB updated its open-market financing programs, which include the Euro Medium Term Note (EMTN) program with a new program size of EUR 5,000 million; the Swedish domestic Flexible Term Note (FTN) program with a program size of SEK 12,000 million; the Euro Commercial Paper (ECP) program with a program size of EUR 1,000 million, and also established a new domestic Finnish Commercial Paper program with a program size of EUR 300 million.

The intention is that TeliaSonera AB will continue to make future refinancing of the outstanding Sonera debt, as well as new financing required for the Sonera operations.

The positive cash flow in the third quarter allowed for continued amortization of the Group’s maturing loans during the period. There are no significant scheduled loan redemptions during the remainder of 2003.

During the third quarter, TeliaSonera AB’s guarantee commitment for Svenska UMTS-nät AB was reduced to a maximum of SEK 3,500 million, as a consequence of the company’s bank-loan facility being reduced to SEK 7,000 million (SEK 11,000 million).

Non-Cash Transactions

Sonera. The completion of the merger with Sonera was partly effected through an exchange of shares (see “Changes in Group Composition” above).

Vehicles. TeliaSonera leases vehicles through financial leasing, primarily from GE Capital. New acquisitions in the three-month period and the nine-month period ended September 30, 2003 entailed a non-cash investment of SEK 13 million and SEK 41 million, respectively.

Infrastructure/capacity swaps. Within the international carrier operations, swap contracts for infrastructure and capacity are signed with other carriers. Until both parties have fulfilled all deliveries as agreed, the value provided may differ from the value received. As of September 30, 2003, TeliaSonera had, through non-cash swapping, net received infrastructure and network capacity with a book value of SEK 7 million.

AUCS. Claims of SEK 157 million on the Dutch associated company AUCS Communications Services v.o.f. were converted to equity in the company during the second quarter.

Stock Option Schemes

At General Meetings of shareholders of TeliaSonera AB, a number of stock option schemes have been adopted. Summarized information about warrants outstanding as of September 30, 2003 by exercise price is as follows.

	Outstanding		Of which exercisable

		Remaining		Remaining
Exercise price	Number of	contractual life	Number of	contractual life
(SEK)	warrants	(in years)	warrants	(in years)

33.64	2,246,000	6.92	—	—
49.09	3,484,572	6.92	—	—
69.00	14,302,000	1.92	14,302,000	1.92
71.62	5,956,750	2.00	5,956,750	2.00
108.17	132,800	4.92	—	—
347.38	9,551,000	4.92	—	—

On September 30, 2003, the closing price for the TeliaSonera share on Stockholmsbörsen was SEK 33.60. Detailed information regarding the stock option schemes is presented in TeliaSonera’s Annual Report for 2002. In May 2003, the 2002/2005:B series of warrants was cancelled, due to non-fulfillment of certain exercise criteria. According to the terms, the exercise price of the 2002/2005:A series of warrants was adjusted by the 2002 dividend per share. If fully exercised, the outstanding stock options will entail an increase in share capital of approximately SEK 148 million, equal to a 1.0 percent increase in the number of shares.

Swedish GAAP

Differences in principles. TeliaSonera’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS/IAS). Effective January 1, 2003, IFRS/IAS deviates from Swedish GAAP, relevant to TeliaSonera, only with respect to the reporting of financial instruments.

Translation into Swedish GAAP. Application of Swedish GAAP affects consolidated net income and shareholders’ equity as follows.

	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep
SEK million	2003	2002	2003	2002

Net income under IFRS/IAS	1,735	-10,118	6,245	-9,961
Financial instruments	13	12	0	26
Deferred tax	-4	-3	-0	-7
Net income under Swedish GAAP	1,744	-10,109	6,245	-9,942

	Sep 30,	Dec 31,
SEK million	2003	2002

Shareholders’ equity under IFRS/IAS	109,863	108,829
Financial instruments	88	88
Deferred tax	-24	-26
Shareholders’ equity under Swedish GAAP	109,927	108,891

Finnish GAAP

The following information is provided pursuant to the Finnish Financial Supervision Authority decision no. 28/269/2002.

This interim report has been prepared in accordance with chapter 2, section 5 of the Finnish Securities Markets Act. TeliaSonera prepares its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS/IAS). The main differences between Finnish Accounting Standards (Finnish GAAP) and IFRS/IAS, relevant to TeliaSonera, are described in TeliaSonera’s Annual Report for 2002. There were no material changes in the first nine months of 2003.

Parent Company

The parent company TeliaSonera AB, which is domiciled in Stockholm, comprises the Group’s Swedish activities in development and operation of fixed networks and basic production of network services. The parent company also includes Group executive management functions and the Group’s internal banking operations.

Net sales for the first nine months were SEK 15,935 million (17,300), of which SEK 12,483 million (14,244) was invoiced to subsidiaries. Earnings before appropriations and taxes improved to SEK 6,229 million (-250), due to improved operating income and Group contributions from subsidiaries. Earnings after appropriations and taxes were SEK 3,947 million (611). Also due to completion of the merger with Sonera, shareholders’ equity increased to SEK 93,326 million (89,197 at year-end). Retained earnings amounted to SEK 23,828 million (21,751).

The balance sheet total decreased to SEK 131,455 million (139,002 at year-end). Cash flow from operating activities improved to SEK 6,088 million (7,489) and cash flow before financing activities to SEK 10,835 million (840). Net claims were SEK 8,678 million (net borrowings of SEK 451 million at year-end). Cash and cash equivalents totaled SEK 5,744 million (3,294).

The equity/assets ratio (including the equity component of untaxed reserves) improved to 77.8 percent (69.8 at year-end).

Total investments for the first nine months amounted to SEK 4,419 million (3,368), including SEK 1,498 million (2,423) in tangible fixed assets, primarily fixed-line installations. The additional purchase price consideration for Sonera amounted to SEK 2,581 million. Other investments totaling SEK 340 million (945) were primarily attributable to capital infusions in subsidiaries and associated companies. Of the capital infusions to subsidiaries, SEK 46 million (829) was provided through debt conversion.

As of September 30, 2003, the number of employees was 3,002 (3,308 at year-end).

Financial Information/“Underlying” Measures of Results of Operations

This interim report includes information on “underlying” measures of TeliaSonera’s results of operations, such as “EBITDA excluding non-recurring items” and “Operating income excluding non-recurring items.” EBITDA equals operating income before depreciation, amortization and write-downs, excluding income from associated companies. Non-recurring items include write-downs, capital gains/losses, restructuring/phase-out of operations and personnel redundancy costs. TeliaSonera’s management uses operating income excluding non-recurring items as the principal measure for monitoring profitability in internal reporting. Management believes that, besides operating income, EBITDA excluding non-recurring items and operating income excluding non-recurring items are also measures commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. Accordingly, these “underlying” measures are presented to enhance the understanding of TeliaSonera’s historical operating performance.

These “underlying” measures, however, should not be considered as alternatives to operating income as indicators of our operating performance. Similarly, EBITDA excluding non-recurring items should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA excluding non-recurring items and operating income excluding non-recurring items are not measures of financial performance under IFRS/IAS or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. These “underlying” measures are not meant to be predictive of potential future results.

Forward-Looking Statements

This interim report contains statements concerning, among other things, TeliaSonera’s financial condition and results of operations that are forward-looking in nature. Such statements are not historical facts but, rather, represent TeliaSonera’s future expectations. TeliaSonera believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions; however, forward-looking statements involve inherent risks and uncertainties, and a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement, including TeliaSonera’s market position, growth in the telecommunications industry in Europe, the effects of competition and other economic, business, competitive and/or regulatory factors affecting the business of TeliaSonera and the telecommunications industry in general. Forward-looking statements speak only as of the date they were made, and, other than as required by applicable law, TeliaSonera undertakes no obligation to update any of them in light of new information or future events.